Elixir Kombucha, LLC (the "Company") a Kentucky Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
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INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Elixir Kombucha, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
October 25, 2022
Vincenzo Mongio

Elixir Kombucha, LLC
Statement of Financial Position

	As of December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	23,432	51,038
Accounts Receivable	2,216	1,291
Total Current Assets	25,648	52,329
Non-current Assets		
Equipment, net of Accumulated Depreciation	333	1,156
Other Assets	1,350	844
Total Non-Current Assets	1,683	2,000
TOTAL ASSETS	27,331	54,329
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards Payable	6,581	17,040
Current Portion of Notes Payable	3,141	854
Sales Tax Payable	35	-
Total Current Liabilities	9,757	17,894
Long-term Liabilities		
Notes Payable	31,351	47,326
Total Long-Term Liabilities	31,351	47,326
TOTAL LIABILITIES	41,108	65,220
EQUITY		
Member Capital	(13,777)	(10,891)
Total Equity	(13,777)	(10,891)
TOTAL LIABILITIES AND EQUITY	27,331	54,329

Elixir Kombucha, LLC
Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	125,741	132,745
Cost of Revenue	43,846	47,326
Gross Profit	81,895	85,419
Operating Expenses		
Chef Space Rent	14,400	9,750
Depreciation Expense	11,554	475
General and Administration	10,787	9,542
Advertising and Marketing	6,998	1,122
Keg Expense	6,706	1,944
Legal and Professional Fees	5,220	1,731
Tax Expense	5,766	5,629
Rent or Lease	4,212	1,399
Payroll Expense	3,992	266
Equipment	2,925	1,012
Research and Development	1,455	193
Travel	479	356
Amortization	319	-
Guaranteed Payments	-	67,200
Total Operating Expenses	74,813	100,619
Operating Income (loss)	7,082	(15,200)
Other Income		
Debt Forgiveness	31,600	-
Tax Exempt Income	8,000	41,314
Other Income	158	13
Total Other Expense	39,758	41,327
Other Expense		
Interest Expense	1,776	6,189
Donation	855	2,151
Miscellaneous	-	229
Total Other Expense	2,631	8,569
Net Income (loss)	44,209	17,558

Elixir Kombucha, LLC
Statement of Cash Flows

| | Year Ended December 31, | |
	2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	44,209	17,558
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable	(925)	(910)
Depreciation Expense	11,554	475
Credit Cards Payable	(10,459)	(2,946)
Sales Tax Payable	35	-
Other Assets	1,033	306
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	1,238	(3,075)
Net Cash provided by (used in) Operating Activities	45,447	14,483
INVESTING ACTIVITIES		
Equipment	(10,731)	-
Net Cash provided by (used by) Investing Activities	(10,731)	-
FINANCING ACTIVITIES		
Payments on Debt	(13,688)	(7,591)
Debt Issuances	-	43,158
Owner's Draw	(48,634)	(319)
Owner Contributions	-	16
Net Cash provided by (used in) Financing Activities	(62,322)	35,264
Cash at the beginning of period	51,038	1,291
Net Cash increase (decrease) for period	(27,606)	49,747
Cash at end of period	23,432	51,038

Elixir Kombucha, LLC
Statement of Changes in Member Equity

	Total Member Equity
Beginning Balance at 1/1/20	(26,607)
Capital Contributions	16
Capital Distributions	(319)
Adjustment to Retained Earnings	(1,539)
Net Income (Loss)	17,558
Ending Balance 12/31/2020	(10,891)
Adjustment to Retained Earnings	1,539
Capital Distributions	(48,634)
Net Income (Loss)	44,209
Ending Balance 12/31/2021	(13,777)

Elixir Kombucha, LLC
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Elixir Kombucha LLC ("the Company") was formed in Kentucky on December 29, 2015. The Company earns revenue via sales of packaged beverages. The Company's headquarters is in Louisville, Kentucky. The Company's customers will be located in the United States. Following the creation of a new Delaware Corporation and subsequent merger.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

<u>Use of Estimates and Assumptions</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash and Cash Equivalents</u>

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

<u>Fair Value of Financial Instruments</u>

ASC 820 “*Fair Value Measurements and Disclosures*” establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

<u>Concentrations of Credit Risks</u>

The Company’s financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time cash is received which does not occur until goods have been shipped and the performance obligation is complete. For products sold through distribution, payment is received on net 15 terms. For products sold wholesale, payment is net 30 terms. For products sold direct to consumer, payment is received immediately, often before delivery of the product.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/21
Equipment	7	$20,132	19,799	-	333
Grand Total	**-**	**20,132**	**19,799**	**-**	**333**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

In June 2020, the Company entered into a loan agreement for $25,000 with an interest rate of 3.75% and a maturity date of June 23, 2050. The loan is unsecured. Monthly payments of $115 are required. The balance of this loan as of December 31, 2021, and 2020 was $24,649 and $25,559, respectively.

In April 2021, the Company entered into a loan agreement for $9,000 with an interest rate of 7.09% and a maturity date of April 22, 2024. This loan is unsecured. Monthly payments of $278 are required. The balance of this loan as of December 31, 2021, and 2020 was $6,739 and $4,065, respectively.

In March of 2019, the Company took out a revolving line of credit with an interest rate of 9.15% and a credit limit of $20,000.

Debt Principal Maturities 5 Years Subsequent to 2021	
Year	Amount
2022	$3,395
2023	3,627
2024	1,603
2025	526
2026	546
Thereafter	21,303

NOTE 6 – LEASES

The Corporation leases its current production space under a month-to-month lease requiring monthly payments of $1,200. Upon moving into next production space, in Q4 of 2022 or Q1 of 2023, monthly payments of $3,000 will begin. This lease will be cancellable upon 6 month's prior notice. Future lease payments as of 1/1/22 are as follows:

Year Ending December 31,	Payment
2022	14,400
2023	36,000
2024	36,000
2025	36,000
2026	-
Thereafter	-

NOTE 7 – EQUITY

For the period presented, the Company was a multi-member LLC with a single class of ownership interest. Profits and losses were allocated to members in accordance with the operating agreement. Upon formation of the Company, ownership was held by three (3) individuals with equal ownership percentage. In 2021, one of the owners transferred the entirety of their ownership in the Company, to the remaining two (2) owners. Full ownership of the Company is now held by two individuals with equal ownership percentage.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 25, 2022, the date these financial statements were available to be issued.

A new entity, EK Beverages, Inc, was formed in Delaware on October 11, 2022, and merged with Elixir Kombucha, LLC, a Kentucky entity, on the same date.

EK Beverages, Inc. has authorized 15,000,000 of common shares with a par value of $0.000002 per share, of which 10,000,000 are Class A Common Stock and 5,000,000 are Class B Common Stock. 1,000,000 shares were issued and outstanding as of 2022.

Voting: Class A Common Stockholders are entitled to 10 votes per share; Class B Common Stockholders are entitled to 1 vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

In April 2022, the Company entered into a loan agreement for $50,000 with an interest rate of 3.75% and a maturity date of April 2052. The loan is unsecured. Monthly payments of $243 are required.

NOTE 9 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a limited operating history and experienced negative cash flows from operations for 2022 year to date and may continue to incur negative cash from operations. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 10 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.